GHL Acquisition Corp.
300 Park Avenue
New York, NY 10022

August 26, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 14, 2009
File No. 001-33963

Dear Mr. Spirgel:

In providing the responses set forth in a letter dated August 26, 2009 from John K. Knight of Davis Polk & Wardwell LLP to you, and in response to the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), GHL Acquisition Corp. (“GHQ”) hereby acknowledges that:

•	GHQ is responsible for the adequacy and accuracy of the disclosure in the filing of the preliminary proxy statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	GHQ may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours, /s/ Harold J. Rodriguez, Jr. GHL Acquisition Corp.

cc:           John K. Knight, Davis Polk & Wardwell LLP